Exhibit 99.4

Filed by Gemphire Therapeutics Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Gemphire Therapeutics Inc.
Subject Company’s SEC File No.: 001-37809

Date: July 25, 2019

Gemphire Therapeutics and NeuroBo Pharmaceuticals Merger

Frequently Asked Questions

What is being announced today?

Gemphire Therapeutics Inc. (“Gemphire”) announced that it entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) on July 24, 2019 with NeuroBo Pharmaceuticals, Inc. (“NeuroBo”) and GR Merger Sub Inc., a newly-formed, wholly owned subsidiary of Gemphire (“Merger Sub”). The Merger Agreement contains the terms and conditions of the proposed merger of Gemphire and NeuroBo. Under the Merger Agreement, Merger Sub will merge with and into NeuroBo, with NeuroBo surviving as a wholly-owned subsidiary of Gemphire. This transaction is referred to as the “Merger.”

Today, Gemphire also announced that it has signed an out-licensing partnership with Beijing SL Pharmaceutical Co., Ltd. (“Beijing SL”) to advance its drug candidate, gemcabene, into the Chinese market (the “Beijing SL License Agreement”). This partnership is expected to provide an upfront gross payment of $2.5 million and may provide future milestone and royalty payments to Gemphire if the conditions to such payments are met.

Who is NeuroBo?

NeuroBo is a privately-held clinical-stage biotechnology company focused on novel therapies for neurodegenerative diseases.  NeuroBo is focused on the development of a treatment for diabetic neuropathic pain (DNP), with its lead drug candidate, NB-01, in Phase 3 clinical development as a first-line therapy. NeuroBo’s second drug candidate, NB-02, is in development for the treatment of neurodegenerative diseases associated with the pathological dysfunction of the amyloid-beta and tau proteins in the human brain, which include Alzheimer’s disease and tauopathies. NeuroBo believes that leveraging the therapeutic properties of its natural product-based platform will drive a paradigm shift in the treatment of DNP and other neurodegenerative diseases where drug safety combined with efficacy is a strong unmet need.

NB-01 has been in-licensed by NeuroBo from Korean pharmaceutical company, Dong-A ST. NB-01 has successfully completed Korean and US Phase 2 proof-of-concept clinical trials, showing that NB-01 provided significant relief of diabetic neuropathic pain with minimal side effects compared to placebo. Phase 3 clinical trials of NB-01 are expected to begin in the fourth quarter of 2019. NB-02 was acquired outright from Dong-A by NeuroBo.

How would the merger affect Gemphire shareholders?

Gemphire shareholders:  1) will maintain equity interests in the combined company as described below and 2) will receive contingent value rights (CVRs) entitling them to receive certain future potential cash payments from the grant, sale or transfer of rights to gemcabene, if any, as described below.

1) Equity Interests in the Combined Company:  At the effective time of the Merger (the “Effective Time”), each share of NeuroBo’s common stock immediately prior to the Effective Time (including shares of NeuroBo’s common stock issued in connection with the conversion of NeuroBo’s outstanding preferred stock and convertible notes and excluding certain shares to be canceled pursuant to the Merger Agreement and dissenting shares) will be converted into the right to receive shares of Gemphire’s common stock at the exchange ratio, and each outstanding NeuroBo stock option that has not previously been exercised prior to the Effective Time will be assumed by Gemphire.

Under the exchange ratio formula in the Merger Agreement, upon the closing of the Merger, on a pro forma basis and based upon the number of shares of Gemphire Common Stock expected to be issued in the Merger, current Gemphire securityholders are expected to own approximately 4.06% of the combined company and current NeuroBo securityholders are expected to own approximately 95.94% of the combined company, on a fully-diluted basis and assuming that Gemphire has the minimum Parent Cash Amount (as described below) allowable under the Merger Agreement and that NeuroBo raises the minimum required amount in the Pre-Closing Financing (as described below). The ownership percentages are subject to adjustment to the extent that Gemphire’s Parent Cash Amount (as defined in the Merger Agreement) at the Effective Time is negative or to reflect aggregate gross proceeds received by NeuroBo in its Pre-Closing Financing before the closing of the Merger above the minimum required amount and up to and including $50 million.

Prior to signing the Merger Agreement, NeuroBo has signed subscription agreements with investors for a Series B Preferred Stock equity financing for gross proceeds of approximately $24.24 million and may enter into additional subscription agreements and receive additional proceeds between signing and closing of the Merger (the “Pre-Closing Financing”).

2) Contingent Value Rights:  Further, at the Effective Time, Gemphire, Grand Rapids Holders’ Representative, LLC, as representative of the Gemphire stockholders prior to the Effective Time, and Computershare Inc., as the Rights Agent, will enter into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the Merger Agreement and the CVR Agreement, Gemphire stockholders of record as of immediately prior to the Effective Time will receive one contingent value right (“CVR”) for each share of Gemphire Common Stock held, entitling such holders to receive in the aggregate, 80% of any net proceeds (following the post-Merger combined company’s prior retention of an aggregate of $500,000 and less certain other permitted deductions) received during the 15-year period after the closing (the “CVR Term”) from the grant, sale or transfer of rights to Gemphire’s product candidate gemcabene (other than a grant, sale or transfer of rights involving a sale or disposition of the post-Merger combined company) that is entered into during the 10-year period after the closing or pursuant to the Beijing SL License Agreement (but not including the $2.5 million upfront gross payment payable thereunder). Under the CVR Agreement, the combined company agreed to commit $1 million to support the further development of gemcabene through the quarter ending March 31, 2020, to be funded following execution of the Beijing SL License Agreement and the receipt by Gemphire of the $2.5 million upfront gross payment payable thereunder. The CVRs are not transferable, except in certain limited circumstances, will not be certificated or evidenced by any instrument, will not accrue interest and will not be registered with the SEC or listed for trading on any exchange.

After the Merger, will NeuroBo continue the development of gemcabene?

As described above, in the CVR Agreement, the combined company will commit certain resources to continue Gemphire’s ongoing activities with gemcabene directed at addressing the FDA partial clinical hold that limits human studies of gemcabene to 6 months or less. As announced previously, Gemphire is currently conducting preclinical studies requested by the FDA to provide additional information regarding the safety of gemcabene. These activities, including conducting a study of gemcabene in PPAR-alpha knockout mice, remain on target to be submitted to the FDA in the fourth quarter of this year. Activities thereafter will depend on the decision made by the FDA at that time and will be determined by the combined company’s board of directors and management. A key consideration will be coordinating with Beijing SL who will be working to develop gemcabene for the Chinese market.

What is required to close the Merger?

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of Gemphire and NeuroBo, the continued listing of Gemphire’s Common Stock on the Nasdaq Capital Market, the conversion of all NeuroBo preferred stock and NeuroBo convertible notes into NeuroBo common stock and satisfaction by Gemphire of a minimum Parent Cash Amount of negative $3 million at closing.

Concurrently with the execution of the Merger Agreement, the executive officers and directors and certain other stockholders of Gemphire entered into voting agreements with NeuroBo and Gemphire relating to the Merger covering approximately 26% of the outstanding capital stock of Gemphire, as of date of the Merger Agreement (the “Gemphire Voting Agreements”). The Gemphire Voting Agreements provide, among other things, that the stockholders who are parties to the Gemphire Voting Agreements will vote all of the shares held by them in favor of the Gemphire Stockholder Matters and against any competing acquisition proposals. The Gemphire Voting Agreements also place certain restrictions on the transfer of the shares of Gemphire held by the respective signatories thereto.

Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of NeuroBo entered into voting agreements with Gemphire and NeuroBo covering approximately 90% of the outstanding capital stock of NeuroBo as of the date of the Merger Agreement (the “NeuroBo Voting Agreements,” and together with Gemphire Voting Agreements, the “Voting Agreements”). The NeuroBo Voting Agreements provide, among other things, that the directors, officers and securityholders party to the NeuroBo Voting Agreements will vote all of the shares of NeuroBo held by them in favor of the adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement and against any competing acquisition proposals.  The NeuroBo Voting Agreements also place certain restrictions on the transfer of the shares of NeuroBo held by the respective signatories thereto.

What will happen to Gemphire if the Merger doesn’t close?

If, for any reason, the Merger does not close, the Gemphire board of directors may elect to dissolve and liquidate its assets. If Gemphire were able to secure additional capital to provide it with necessary financial resources, it may alternatively attempt to sell or otherwise dispose of the various assets of the company, pursue another strategic transaction like the Merger or continue to operate the business of Gemphire.  Gemphire expects that it would be difficult to secure financing in a timely manner, on favorable terms or at all. If Gemphire decides to dissolve and liquidate its assets, Gemphire would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left, if any, to distribute to stockholders after paying the debts and other obligations of Gemphire and setting aside funds for reserves.

Why are the two companies proposing to merge?

NeuroBo and Gemphire believe that the Merger will result in a clinical-stage biotechnology company focused on novel, disease-modifying therapies for neurodegenerative diseases. Gemphire is announcing the Merger following a thorough review of strategic alternatives and believes the Merger is in the best interest of Gemphire’s stockholders.

For a discussion of Gemphire’s and NeuroBo’s reasons for the Merger, please proxy statement / prospectus / information statement Gemphire intends to file with the SEC. See “Additional Information and Where You Can Find It” below.

Why is Gemphire entering into a license and collaboration agreement with Beijing SL?

Gemphire believes that the Beijing SL License Agreement, together with the CVR Agreement, has the potential to benefit Gemphire stockholders through their rights to receive contingent cash payments pursuant to the CVR Agreement described above in the event gemcabene is sold or licensed or if future milestone and royalty payments become payable under the Beijing SL License Agreement during the CVR Term. Beijing SL is focused on the potential value of gemcabene for the Chinese community where dyslipidemias including familial hypercholesterolemia and severe hypertriglyceridemia are a very large unmet need and where the population is known to be naturally statin-resistant.

When will the Merger close?

The Merger is expected to close in the second half of 2019, subject to the approval of the stockholders of each company, as well as other customary closing conditions. See “What is required to close the Merger?” above.

What will the combined company be called?

Upon completion of the Merger, Gemphire will change its name to NeuroBo Pharmaceuticals, Inc. and plans to change its ticker symbol on the Nasdaq Capital Market to “NRBO”.

Who will lead the combined company after the Merger?

John L. Brooks, III will be appointed to serve as the post-Merger combined company’s President and Chief Executive Officer. The board of directors for the post-Merger combined company will be comprised of six directors, including Steven Gullans, Ph.D., Gemphire’s current President and Chief Executive Officer and member of the Gemphire board of directors.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning Gemphire,  NeuroBo, Beijing SL, the proposed Merger, the CVR Agreement, the Beijing SL License Agreement and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Gemphire and NeuroBo, as well as assumptions made by, and information currently available to, management of Gemphire and NeuroBo. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to obtain stockholder approval for the proposed Merger in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Gemphire and NeuroBo to consummate the Merger; risks related to Gemphire’s ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed Merger pending closing; risks related to Gemphire’s continued listing on the Nasdaq Capital Market; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; the risk that as a result of adjustments to the Exchange Ratio, Gemphire stockholders or NeuroBo stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Gemphire common stock relative to the Exchange Ratio; the risk that the conditions to payment under the CVRs will be not be met and that the CVRs may otherwise never deliver any value to Gemphire stockholders; risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; the ability of Gemphire or NeuroBo to protect their respective intellectual property rights; competitive responses to the Merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the proposed Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; the success and timing of regulatory submissions and pre-clinical and clinical trials; regulatory requirements or developments; changes to clinical trial designs and regulatory pathways; changes in capital resource requirements; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Gemphire’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Gemphire can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, Gemphire undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where You Can Find It

In connection with the proposed merger transaction described in this communication, Gemphire and NeuroBo intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus/information statement. Investors and security holders of Gemphire and NeuroBo are urged to read these materials carefully and in their entirety when they become available because they will contain important information about Gemphire,  NeuroBo and the proposed merger. The proxy statement, prospectus, information statement and other relevant materials (when they become available), and any other documents filed by Gemphire with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Gemphire by directing a written request to: Gemphire Therapeutics Inc., 17199 N. Laurel Park Drive, Suite 401, Livonia, Michigan 48152, Attention: Corporate Secretary.  Investors and security holders are urged to read the proxy statement, prospectus, information statement and other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

Gemphire and its directors and executive officers and NeuroBo and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Gemphire in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the proxy statement/prospectus/information statement referred to above. Additional information regarding the directors and executive officers of Gemphire is also included in Gemphire’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 18, 2019. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Corporate Secretary of Gemphire at the address above.